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                                              Filed by Sterling Bancshares, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                     Subject Company: Community Bancshares, Inc.
                                                   Commission File No. 000-20750

                                                          Date: October 31, 2001



Sterling Bancshares, Inc. has previously filed with the Securities and Exchange Commission a registration statement on Form S-4 to register shares of Sterling Bancshares' common stock to be issued in one or more transactions involving the acquisitions of other businesses, properties or securities. In connection with the proposed transaction among Sterling Bancshares, Sterling Bancorporation, Inc. and Community Bancshares, Inc., the shares of common stock to be issued by Sterling Bancshares to the shareholders of Community Bancshares have been registered under the registration statement on Form S-4 previously filed with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and prospectus included within the registration statement, together with the prospectus supplement filed by Sterling Bancshares because they contain important information about Sterling Bancshares. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the prospectus and prospectus supplement may also be obtained by directing a request through the investor relations portion of Sterling Bancshares' website at http://banksterling.com or by mail to Sterling Bancshares, Inc., 2550 North Loop West, Suite 600, Houston, Texas 77092, Attn:
Investor Relations. Sterling's telephone number is (713) 466-8300.

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, but not limited to, the following: general business and economic conditions in the markets Sterling Bancshares serves may be less favorable than anticipated which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments; Sterling Bancshares' liquidity requirements could be adversely affected by changes in its assets and liabilities; legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry; competitive factors may increase, including product and pricing pressures among financial services organizations; and changes in fiscal and governmental policies of the United States federal government could have an adverse effect on Sterling Bancshares' business. Please also read the additional risks and factors described from time to time in Sterling Bancshares' reports filed with the Securities and Exchange Commission, including Sterling Bancshares' Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

The following is a press release issued on October 31, 2001, by Sterling Bancshares concerning the appointment, effective January 1, 2002, of J. Downey Bridgwater, as Chief Executive Officer and President, and the continued appointment of George Martinez, as Chairman, of Sterling Bancshares and Sterling Bank, and the execution of employment agreements in connection therewith.



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                                  NEWS RELEASE


For More Information Contact:          For Immediate Release  - October 31, 2001
Eugene Putnam, Chief
 Financial Officer
713-507-7292


              J. DOWNEY BRIDGWATER NAMED CEO OF STERLING BANCSHARES
                *George Martinez to remain Chairman through 2006

HOUSTON, TEXAS -- Sterling Bancshares, Inc. (Nasdaq: SBIB), the Houston-based bank holding company , today announced that the Company's Board of Directors has named J. Downey Bridgwater, 43, currently President, to the additional role of Chief Executive Officer, effective January 1, 2002. Mr. Bridgwater will succeed George Martinez in that role.

Mr. Martinez, 59, who was one of the founders of the Company in 1974, remains as Chairman. Mr. Martinez assumed the role of Chief Executive Officer in 1980 and led Sterling through its initial public offering in 1992. During Mr. Martinez's tenure Sterling's assets have increased to $2.5 billion while its market capitalization has grown to over $500 million.

Mr. Bridgwater has served as President of Sterling Bank and Sterling Bancshares, Inc. and as a member of the Board of Directors of both entities since 1997. Mr. Bridgwater joined Sterling in 1996 as CEO of the bank's Memorial Office. Prior to joining Sterling, Mr. Bridgwater had over 15 years of banking experience with Charter Bank, Houston, Texas and First Interstate Bank of Texas.

"Being part of the growth and development of Sterling Bancshares as a successful company has been very exciting and enjoyable," commented Mr. Martinez. "I have worked closely with Downey to establish a solid foundation for Sterling and I look forward to working with him in this new role. Downey has the complete confidence of the Board of Directors and I am confident that he is a leader who can take the Company to higher levels, building on Sterling's success in Houston and developing the opportunities in our newer markets of San Antonio and Dallas."

"Sterling has a tremendous opportunity to gain additional market share by continuing to execute our long term strategy, BUILDING STERLING." Bridgwater said. "With our current leadership team in place, combined with our focus on providing personal service to owner-operated businesses, we look forward to serving the growing needs of our customers."

Mr. Bridgwater currently serves as President of the Board of Governors of the Houston Forum, and as a director of Harris County Housing Finance Corporation, the Boy Scouts


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of America-Sam Houston Area Council, and Kid-Care, Inc. Mr. Bridgwater also serves as the immediate past Chair of the University of Houston Alumni Organization.

Both Mr. Martinez and Mr. Bridgwater have signed five-year contracts in conjunction with their new roles.

Sterling Bancshares, Inc. is a Houston-based bank holding company that operates 36 community-banking offices in the greater metro areas of Dallas, Houston, San Antonio, and South Texas. Sterling also provides mortgage-banking services through its 80 percent-owned subsidiary, Sterling Capital Mortgage Company. Sterling's common stock is traded through the Nasdaq National Market System under the symbol SBIB. For more information on Sterling Bancshares, please visit the Company's web site at www.banksterling.com.

Except for historical information contained herein, this press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including, but not limited to, the following: general business and economic conditions in the markets the Company serves may be less favorable than anticipated which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments; the Company's liquidity requirements could be adversely affected by changes in its assets and liabilities; legislative or regulatory developments including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial securities industry; competitive factors may increase, including product and pricing pressures among financial services organizations; and changes in fiscal and governmental policies of the United States federal government could have an adverse effect on the Company's business. Please also read the additional risks and factors described from time to time in the Company's reports filed with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.